

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Yulin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.
88 Tongda Road, Touqiao Town
Guangling District, Yangzhou, 225000
People's Republic of China

      **Re: Meihua International Medical Technologies Co., Ltd.**
          **Amendment No. 5 to**
          **Registration Statement on Form F-1**
          **Filed November 4, 2021**
          **File No. 333-258659**

Dear Mr. Wang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed November 4, 2021

Risk Factors, page 21

1.      We note your correspondence to comments 1 and 2 providing that you do not face any risk of delisting and/or prohibition from trading under the Holding Foreign Companies Accountable Act as you are currently retaining a U.S. based auditor that is registered with the PCAOB.  Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate your auditor completely, such as the risk that future audit reports may not be prepared by auditors that are completely inspected by the PCAOB or the lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating auditors' audits and their quality control procedures.

        You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc:     Joe Laxague, Esq.